Via Facsimile and U.S. Mail
Mail Stop 6010

February 14, 2007

Mr. Cees Maas
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

Re: ING Groep N.V.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 28, 2006
File No. 001-14642

Dear Mr. Maas:

We have reviewed your November 14, 2006 response to our September 27, 2006 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We acknowledge that you are still preparing your response to comment one from our letter dated September 27, 2006.

Item 5. Operating and Financial Review and Prospects, page 30

Group Overview, page 33
Capital Ratios, page 34

2. Refer to your response to comment two. Your proposed disclosure seems to indicate that the non-GAAP measure you present is "a more useful measure" than the GAAP generated amount. Please explain to us how a non-GAAP measure can be more useful than a GAAP measure or revise your disclosure to remove this reference. Also revise your disclosure to include a more robust discussion of how this measure is used internally for compensation and capital management purposes.

Segment Reporting, page 39
Insurance Asia/Pacific, page 45
Income, page 45

3. Refer to your response to comment three. Please clarify for us whether this reclassification was a result of the unbundling provisions of paragraphs 10-12 of IFRS 4 and provide to us your analysis with reference to the authoritative literature that supports your accounting treatment.

Consolidated Statement of Cash Flows of ING Group, Page F-5

4. We have read your response to comment six. Please clarify what type of commitments the "deposits from reinsurers" represent. Specifically address whether the deposits represent the actual transfer of cash between parties or are the result of some other sort of arrangement.

2.1 Notes to the Consolidated Financial Statements
Critical Accounting Policies, page F-14

5. We note you response to comment eight and your proposed disclosure in Appendix A. Please note that the sensitivity analyses should depict reasonably likely changes in key assumption and not an arbitrary change. This reasonable likely change could be based on historical experience. Further, if material, expand your proposed discussion of the "Insurance Risk Sensitivity" to include the impact that reasonably likely changes in your estimate of expected gross profits could have on the amortization of DAC or disclose that any such changes would not be material.

Deferred Acquisition Costs, page F-25

6. We note in your response to comment 10 that you state that the Company did not use the so-called "reversion to the mean" methodology to calculate DAC amortization on flexible insurance contracts. Please tell us and explain what methodology you did use to calculate the DAC amortization for your flexible insurance contracts and how this method differs from the "reversion to the mean" methodology.

30 Underwriting Expenditure, page F-86

7. We have read your response to comment 14 and we are still evaluating your response at the present time. We may have further comments.

2.4.1 Valuation and Income Recognition Differences Between IFRS-EU and US GAAP
Provision for Insurance Liabilities (2005 and 2004), page F-135

8. We note your response to comment 16. We believe the additional information you provided is helpful in understanding the differences in your provision for insurance liabilities under IFRS-EU and US GAAP. Please confirm to us that you intend to include this enhanced information in future filings.

Loan Loss Provisioning (2005), page F-136

9. We note your responses to comment 17 and 18. Please provide us, in disclosure-type format, expanded disclosure regarding your loan loss provisioning methodology including a discussion of the "loss confirmation period" and how it is applied when measuring the provisions. Also discuss the narrower interpretations of "observable data" and "current events" and how they factor into the incurred loss model. Include any specific references to the literature under US GAAP that allows these interpretations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant